                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                      International Alliance Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   458875 10 1
                       -----------------------------------
                                 (CUSIP Number)

                                Joseph E. LoConti
                          Alliance Holding Corporation
                            10055 Sweet Valley Drive
                             Valley View, Ohio 44125
                                 (216) 447-9000

                                 with copies to:
                             Michael A. Ellis, Esq.
                  Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A.
                           2600 The Tower at Erieview
                              Cleveland, Ohio 44114
                                 (216) 696-3311
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 18, 1996
          -------------------------------------------------------------
             (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



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                                  SCHEDULE 13D

CUSIP No.      458875   10   1                                                     Page    2     of     7     Pages
          ------------------------                                                     ---------    ---------
------------------------------------------------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Alliance Holding Corporation
------------------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a)[  ]
                                                                                                                 (b)[  ]
                       Not Applicable
------------------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
          4            SOURCE OF FUNDS*

                        OO
-------------------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)      [ X ]

-------------------------------------------------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Ohio
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      NUMBER OF            7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                 18,960,000
      OWNED BY            -----------------------------------------------------------------------------------------------
        EACH               8     SHARED VOTING POWER
      REPORTING
     PERSON WITH                 13,136,000
                           ----------------------------------------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 18,960,000
-------------------------------------------------------------------------------------------------------------------------

                          10     SHARED DISPOSITIVE POWER

                                 0
-------------------------------------------------------------------------------------------------------------------------

         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       32,096,000
------------------------------------------------------------------------------------------------------------------------

         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [  ]

------------------------------------------------------------------------------------------------------------------------

         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       80.3%
-----------------------------------------------------------------------------------------------------------------------

         14            TYPE OF REPORTING PERSON*

                       HC   CO
-----------------------------------------------------------------------------------------------------------------------




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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Item 1.           Security and Issuer
-------           -------------------

                  The title of the class of equity securities to which this
                  Schedule 13D relates is the Common Stock, $0.01 par value (the "IASI Common Stock"), of International Alliance Services, Inc., a Delaware corporation ("IASI"), formerly known as Republic Environmental Systems, Inc. The address of the principal executive office of IASI is 10055 Sweet Valley Drive, Valley View, Ohio 44125.

Item 2.           Identity and Background
-------           -----------------------

                  This Schedule 13D is filed on behalf of Alliance Holding Corporation, an Ohio corporation ("Alliance") with its principal executive offices located at 10055 Sweet Valley Drive, Valley View, Ohio 44125, and Joseph E. LoConti, the controlling shareholder of Alliance. Alliance is a holding company the principal asset of which is its stock in IASI.

                  Identified below is a list of the executive officers and directors of Alliance. The following information is provided with respect to each person: name and present principal occupation or employment. Each of the persons listed below is a United States Citizen and, for purposes of this filing, the business address for each of them is the same as the address of Alliance.

                  Executive Officers.                                           Principal Occupation
                  -------------------                                           --------------------

                  President       -     Joseph E. LoConti                       President - Alliance
                  Vice Presidents -     Craig L. Stout                          Chief Operating Officer - IASI
                                        Edward F. Feighan                       President and CEO - IASI
                                        Gregory Skoda                           Principal - Skoda, Minotti,
                                                                                Reeves & Co., Public
                                                                                Accountants

                  Treasurer       -     Joseph J. Tartabini, Sr.                President - United Survey, Inc.
                  Secretary       -     Anne L. Meyers                          Principal - Anne L. Meyers &
                                                                                Associates, Co., L.P.A.

                  Directors.
                  ----------

                  Joseph E. LoConti
                  Craig L. Stout
                  Joseph J. Tartabini, Sr.


                  Except as noted below, during the past five years, neither Alliance nor, to the best of Alliance's knowledge, any person named above, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating

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                  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  In 1992, a Federal District Court in Ohio convicted Mr. LoConti of willful failure to file federal income tax returns on a timely basis for the years 1984 and 1985, a misdemeanor. Although the returns were filed and the taxes paid prior to the indictment, the misdemeanor for which Mr. LoConti was convicted required proof only of failing to file such returns on a timely basis. Mr. LoConti paid a $5,000 penalty for each of the two counts on which he was convicted.

Item 3            Source and Amount of Funds or Other Consideration
------            -------------------------------------------------

                  The securities were acquired pursuant to an Agreement and Plan of Merger, dated as of May 19, 1996, as amended, ( the "Merger Agreement"), among IASI, two wholly-owned subsidiaries of IASI, Alliance, Century Surety Company, an Ohio corporation ("CSC"), and Commercial Century Agency, Inc., an Ohio corporation ("CSU"). Descriptions of the provisions of the Merger Agreement appearing throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement, which is included in IASI's definitive Schedule 14C Information Statement, dated September 23, 1996 and which is incorporated herein by reference.

                  Pursuant to the terms of the Merger Agreement, in consideration for all of the outstanding capital stock of CSC and CSU, IASI issued to Alliance (a) 14,760,000 shares (the "Merger Shares") of its Common Stock, $0.01 par value ("IASI Common Stock"), (b) warrants to purchase an aggregate of 4,200,000 additional shares of IASI Common Stock (the "Merger Warrants") consisting of (x) 1,400,000 shares of IASI Common Stock at an exercise price of $2.625 per share exercisable in whole or in part for the two-year period beginning October 18, 1996, (y) 1,400,000 shares of IASI Common Stock at an exercise price of $3.125 per share exercisable in whole or in part for the three-year period beginning on October 18, 1996, (z) 1,400,000 shares of IASI Common Stock at an exercise price of $3.875 per share exercisable in whole or in part for the four-year period beginning on October 18, 1996 and (c) a promissory note in the principal amount of $4,000,000.

Item 4            Purpose of the Transaction
------            --------------------------

                  The mergers (the "Mergers") were designed to expand the existing business operations of IASI, CSC and CSU, enhanced by new initiatives designed to take advantage of the synergies created by the combination of the two businesses. See "The Combination - Business Strategy after the Combination" on page 18 of the Schedule 14C Information Statement.

                  As a result of the Mergers, Alliance has become the principal holder of the shares of IASI and has elected a majority of the directors of IASI. Two executive officers of Alliance, Messrs. Feighan and Stout, have become the President and Chief Executive Officer and Vice President and Chief Operating Officer, respectively, of IASI.

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                  Except as set forth in the Schedule 14C Information Statement,
                  Alliance does not at this time have any plans or proposals that relate to or would result in (a) an acquisition by any person of additional securities of IASI, or the disposition of securities of IASI, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving IASI or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of IASI or any of its subsidiaries, (d) any change in the present board of directors or management of IASI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in the present capitalization or dividend policy of IASI, (f) any other material change in IASI's business or corporate structure, (g) changes in IASI's charter, bylaws or instruments corresponding thereto or other changes which may impede the acquisition of control of IASI by any person, (h) causing a class of securities of IASI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of IASI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities
                  Act of 1933, as amended, or (j) any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer
-------           ------------------------------------

                  (a) As of the date of this Schedule 13D, Alliance beneficially owns approximately 18,960,000 shares of IASI Common Stock, which includes 4,200,000 shares issuable upon exercise of warrants calculated in accordance with Rule 13d-3, the foregoing equals approximately 56.1% of the deemed 33,769,638 shares of IASI Common Stock outstanding as of the date of this Schedule 13D. As of the date of this Schedule 13D, Mr. LoConti beneficially owned indirectly as Chairman of the Board, President and the controlling shareholder of Alliance approximately 18,965,500 shares of IASI Common Stock, which includes (x) 4,200,000 shares of RESI Common Stock issuable upon exercise of warrants to be held of record by Alliance, (y) 1,000 shares owned by Mr. LoConti's wife and (z) 4,500 shares owned by Alliance Prime Associates, Inc., a corporation in which Mr. LoConti is a director and the sole shareholder. As a result of transactions on October 18, 1996, Mr. LoConti beneficially owned 18,965,500 of the 33,769,638 shares.

                  (b) In addition to the shares identified in Section (a) above, Alliance has shared voting power with respect to an additional 13,136,000 shares of IASI Common Stock beneficially owned by MGD Holdings Ltd., a Bermuda corporation controlled by Michael G. DeGroote, pursuant to a voting agreement whereby MGD Holdings has agreed for a period of two years from the Merger to vote all shares of IASI Common Stock held by it from time to time in accordance with the recommendation of the management of Alliance. The address of MGD Holdings and of Mr. DeGroote is Victoria Hall, 11 Victoria Street, P.O. Box HM 1065, Hamilton, HMEX Bermuda. MGD Holdings is a Bermuda corporation and Mr. DeGroote is a Canadian citizen.

                                Page 5 of 7 Pages


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                           To the best of Alliance's knowledge, neither MGD
                           Holdings nor Mr. DeGroote (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. In addition to Mr. DeGroote's positions with MGD Holdings, he has served as the Chairman of the Board of IASI since April 1995 and was President and Chief Executive Officer of IASI prior to the Merger.

                           As a result of including the shares beneficially owned by MGD Holdings with the shares owned by Alliance and Mr. LoConti is deemed to own 32,101,500 shares of the 39,769,638 shares deemed outstanding, or 80.4%.

                  (c) Within the last 60 days, the only transactions involving Alliance or Mr. LoConti and the IASI Common Stock were the previously reported mergers consummated on October 18, 1996.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6.           Contracts, Arrangements, Understandings, or Relationships
-------           with Respect to Securities of the Issuer
                  ---------------------------------------------------------

                  On October 18, 1996, MGD Holdings and Alliance entered into the Voting Agreement pursuant to which MGD Holdings, for a period of two years commencing on the date thereof, agreed to vote the shares of IASI Common Stock held by MGD Holding from time to time in accordance with the recommendation of management of Alliance. Further, MGD Holdings agreed to revoke and not grant, without the prior written consent of Alliance, directly or indirectly, any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of such shares inconsistent with the Voting Agreement. MGD Holdings has sole dispositive rights with respect to all of its shares.

Item 7.           Materials to Be Filed as Exhibits.
-------           ----------------------------------

                  The following are filed as Exhibits to this Schedule 13D.

                  Exhibit 1.            Agreement and Plan of Merger, dated
                                        as of May 19, 1996 among Alliance, CSC,
                                        CSU, IASI and the IASI subsidiaries are
                                        incorporated herein by reference to
                                        IASI's Definitive Schedule 14C
                                        Information Statement dated September
                                        23, 1996.

                                Page 6 of 7 Pages


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                  Exhibit 2.            Voting Agreement, dated as of May 19,
                                        1996 between MGD Holdings and Alliance
                                        is incorporated herein by reference to
                                        IASI's Definitive Schedule 14C
                                        Information Statement dated
                                        September 23, 1996.

                                    SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                     ALLIANCE HOLDING CORPORATION

October 24, 1996                     By: /s/ Joseph E. LoConti
                                         --------------------------------------
                                         Joseph E. LoConti,
                                     Title: Chairman of the Board and President



                                       /s/Joseph E. LoConti
                                       -----------------------------------------
                                       Joseph E. LoConti

                                Page 7 of 7 Pages